FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of April 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Form 6-K
Extraordinary announcement
Subject: Standard & Poor's changes rating on Matáv

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: April 9, 2002

Szabolcs Czenthe
Head of Investor Relations Department

EXHIBIT INDEX

Exhibit Number	Description
1.	Press Release dated 9 April 2002 announcing changes to Standard & Poor's rating on Matav
2.	Press Release dated 9 April 2002 announcing Matav and CosmoTelco to enter shareholder agreement with regard to Stonebridge

Exhibit 1

matáv

Contact:

Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084

investor.relations@ln.matav.hu

Belinda Bishop, Taylor Rafferty
+44-(0)207-936-0400

STANDARD & POOR'S CHANGES ITS RATING ON MATÁV

BUDAPEST – April 9, 2002 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces that Standard and Poor's today lowered its long-term corporate credit ratings on Matáv to triple-'B'-plus from single-'A'-minus.

The downgrade follows the downgrade of Matáv's parent, Deutsche Telekom AG (BBB+/Stable/A-2).

Exhibit 2

Contacts:

Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084

Belinda Bishop, Taylor Rafferty
+44-(0)20-7936-0400

Matáv and CosmoTelco to enter shareholder agreement with regard to Stonebridge

BUDAPEST – April 9, 2002 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced that it has entered into agreement with CosmoTelco regarding their option contracts in Stonebridge. Stonebridge owns 51% of the Macedonian telecommunications company, MakTel.

According to the original contract, CosmoTelco had the right to acquire additional shares in Stonebridge from Matáv such that CosmoTelco's holding can be increased from the current 7.4% to 29% of the issued share capital of Stonebridge.

Matáv and CosmoTelco have agreed that CosmoTelco waives it's call option to purchase up to 29% of the share capital of Stonebridge (equal to an additional 21.6% over it's current shareholding). At the same time Matáv grants an extension to the call option granting to CosmoTelco the option to purchase 10% of the share capital of Stonebridge. This extension will expire in February 2003. Matáv has paid an amount of EUR 7 million to CosmoTelco for undertaking not to increase its stake in Stonebridge by more than 10% over it's current shareholding.

Any final outcome described above will not materially effect Matáv's controlling status in Stonebridge.